FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK
FIRST QUARTER 2004 RESULTS - HIGHLIGHTS

  Net profit of SAR359 million (US$96 million) for the quarter ended 31 March 2004 - up SAR83 million (US$22 million) or 30.3 per cent over the same period in 2003.

  Customer deposits of SAR37.2 billion (US$9.9 billion) at 31 March 2004 - up SAR3.0 billion (US$0.8 billion) or 8.8 per cent over 31 March 2003.

  Loans and advances to customers of SAR27.2 billion (US$7.3 billion) at 31 March 2004 - up SAR4.8 billion (US$1.3 billion) or 21.4 per cent over 31 March 2003.

  Total assets of SAR49.8 billion (US$13.3 billion) at 31 March 2004 - up SAR2.7 billion (US$0.7 billion) or 5.7 per cent over 31 March 2003.

  Earnings per share of SAR7.18 (US$1.92) for the quarter ended 31 March 2004 - up 30.3 per cent from SAR5.51 (US$1.47) over the same period in 2003^.

^Earnings per share for the quarter ended 31 March 2003 have been restated as a result of the 1-for-4 bonus share issue in March 2004.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR359 million (US$96 million) for the quarter ended 31 March 2004. This represents an increase of 30.3 per cent over the SAR276 million (US$74 million) earned in the quarter ended 31 March 2003. Earnings per share increased to SAR7.18 (US$1.92) compared to SAR5.51 (US$1.47) for the first quarter of 2003.

Customer deposits increased to SAR37.2 billion (US$9.9 billion) at 31 March 2004 from SAR34.2 billion (US$9.1 billion) at 31 March 2003.

Loans and advances to customers increased to SAR27.2 billion (US$7.3 billion) at 31 March 2004 from SAR22.4 billion (US$6.0 billion) at 31 March 2003.

The bank's investment portfolio totalled SAR17.4 billion (US$4.6 billion) at 31 March 2004, a decrease from SAR20.4 billion (US$5.4 billion) at 31 March 2003, as proceeds from sales and maturities have been reallocated to meet the growth in the loan portfolio.

Geoff Calvert, managing director, said: "The Saudi British Bank has made a strong start to 2004. Operating revenues are well above the same period in 2003 while at the same time operating costs have been contained. Provisions for credit losses remain low reflecting the quality of our loan portfolio. Capital and liquidity positions remain strong.

"All areas of the bank are performing well. Demand for corporate and personal lending products remains strong, particularly for our Al Amanah Islamic banking products. During the quarter, the bank launched a new Al Amanah Islamic deposit product, 'Murabaha Investment Account', which has been well received by the market.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 13, 2004